Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of US dollars)

	July 5, 2009	October 5, 2008	July 6, 2008
	(unaudited)	(audited)	(unaudited)
		(Recast-note 3)	(Recast-note 3)
Current assets:
Cash and cash equivalents	$74,478	$12,357	$13,195
Accounts receivable	194,142	222,158	254,511
Inventories (note 5)	339,555	316,172	290,845
Prepaid expenses and deposits	12,218	10,413	11,255
Future income taxes	-	-	3,765
	620,393	561,100	573,571

Property, plant and equipment	422,127	436,516	426,781
Intangible assets	57,556	59,954	63,910
Other assets	13,033	17,277	17,033
Assets held for sale (note 8)	6,520	10,497	12,603
Goodwill	6,709	6,709	-
Future income taxes	7,909	9,283	10,489

Total assets	$1,134,247	$1,101,336	$1,104,387

Current liabilities:
Accounts payable and accrued liabilities	$130,063	$155,669	$149,486
Income taxes payable	11,090	46,627	9,238
Current portion of long-term debt	2,768	3,556	3,762
	143,921	205,852	162,486

Long-term debt	90,154	49,448	104,677
Future income taxes	25,567	27,331	41,265
Non-controlling interest in consolidated joint venture	7,184	7,162	7,289

Contingencies (note 12)

Shareholders' equity:
Share capital	92,875	89,377	89,147
Contributed surplus	6,164	6,728	5,910

Retained earnings	742,134	689,190	667,365
Accumulated other comprehensive income	26,248	26,248	26,248
	768,382	715,438	693,613
	867,421	811,543	788,670

Total liabilities and shareholders' equity	$1,134,247	$1,101,336	$1,104,387

See accompanying notes to interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.25

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(in thousands of US dollars, except per share data)

	Three months ended		Nine months ended
	July 5, 2009	July 6, 2008	July 5, 2009	July 6, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Recast-notes 1		(Recast-notes 1
		and 3)		and 3)

Net sales	$307,797	$380,774	$736,599	$924,994
Cost of sales	232,747	279,511	583,922	673,611

Gross profit	75,050	101,263	152,677	251,383

Selling, general and administrative expenses	36,213	39,760	100,634	106,051
Restructuring and other charges (note 8)	4,353	2,289	5,421	3,929

Operating income	34,484	59,214	46,622	141,403

Financial expense (income), net (note 11(a))	(1,514)	1,127	(1,304)	7,445
Non-controlling interest in consolidated joint venture	299	185	22	357

Earnings before income taxes	35,699	57,902	47,904	133,601

Income taxes (note 14)	(5,807)	3,448	(5,040)	9,076

Net earnings and comprehensive income	$41,506	$54,454	$52,944	$124,525

Basic EPS (note 9)	$0.34	$0.45	$0.44	$1.03

Diluted EPS (note 9)	$0.34	$0.45	$0.44	$1.02

See accompanying notes to interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.26

Gildan Activewear Inc.
Interim Consolidated Statement of Shareholders’ Equity
Nine months ended July 5, 2009 and July 6, 2008
(in thousands or thousands of US dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity
Balance, October 5, 2008, as previously reported	120,536	$89,377	$6,728	$26,248	$689,980	$812,333

Cumulative effect of adopting a new accounting policy (note 3)	-	-	-	-	(790)	(790)

Balance, October 5, 2008, as recast	120,536	89,377	6,728	26,248	689,190	811,543

Stock-based compensation related to stock options and Treasury restricted share units	-	-	2,195	-	-	2,195

Shares issued under employee share purchase plan	48	618	-	-	-	618

Shares issued pursuant to exercise of stock options	53	121	-	-	-	121

Shares issued pursuant to exercise of Treasury restricted share units	315	2,759	(2,759)	-	-	-

Net earnings	-	-	-	-	52,944	52,944

Balance, July 5, 2009 (unaudited)	120,952	$92,875	$6,164	$26,248	$742,134	$867,421

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity
Balance, September 30, 2007, as previously reported	120,419	$88,061	$3,953	$26,248	$545,388	$663,650

Cumulative effect of adopting a new accounting policy (note 3)	-	-	-	-	(2,548)	(2,548)

Balance, September 30, 2007, as recast	120,419	88,061	3,953	26,248	542,840	661,102

Stock-based compensation related to stock options and Treasury restricted share units	-	-	2,083	-	-	2,083

Shares issued under employee share purchase plan	16	543	-	-	-	543

Shares issued pursuant to exercise of stock options	81	417	-	-	-	417

Shares issued pursuant to exercise of Treasury restricted share units	8	126	(126)	-	-	-

Net earnings, recast (note 3)	-	-	-	-	124,525	124,525

Balance, July 6, 2008, as recast (unaudited)	120,524	$89,147	$5,910	$26,248	$667,365	$788,670

See accompanying notes to interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.27

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months ended		Nine months ended
	July 5, 2009	July 6, 2008	July 5, 2009	July 6, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Recast-note 3)		(Recast-note 3)
Cash flows from (used in) operating activities:
Net earnings	$41,506	$54,454	$52,944	$124,525
Adjustments for:
Depreciation and amortization (note 10(b))	16,292	14,883	48,417	41,895
Variation of depreciation included in inventories (note 10(b))	1,151	2,544	(4,265)	377
Restructuring charges related to assets held for sale and property, plant and equipment	553	1,662	568	1,334
Loss on disposal of property, plant and equipment	206	861	571	987
Stock-based compensation costs	857	599	2,195	2,083
Future income taxes	(12)	1,718	(371)	203
Non-controlling interest	299	185	22	357
Unrealized net (gain) loss on foreign exchange and financial derivatives	(1,580)	(762)	(3,506)	253
	59,272	76,144	96,575	172,014
Changes in non-cash working capital balances:
Accounts receivable	(14,990)	(68,707)	26,971	(18,837)
Inventories	39,209	6,668	(19,118)	(7,836)
Prepaid expenses and deposits	(3,588)	(2,266)	(1,805)	(1,926)
Accounts payable and accrued liabilities	5,813	27,741	(24,319)	18,822
Income taxes payable	(5,093)	1,081	(31,217)	6,156
	80,623	40,661	47,087	168,393

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving long-term credit facility	(28,000)	(37,000)	43,000	51,000
Decrease in bank indebtedness	-	-	-	(1,261)
Increase in other long-term debt	-	2,106	44	5,619
Repayment of other long-term debt	(561)	(3,002)	(3,126)	(7,840)
Proceeds from the issuance of shares	282	351	739	960
	(28,279)	(37,545)	40,657	48,478

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(7,573)	(19,773)	(34,637)	(79,791)
Acquisition of V.I. Prewett & Son, Inc.	-	-	-	(126,819)
Restricted cash related to acquisition	-	-	2,036	(10,000)
Proceeds on disposal of assets held for sale	5,056	10	5,688	1,124
Net decrease in other assets	418	565	1,217	2,532
	(2,099)	(19,198)	(25,696)	(212,954)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	265	(34)	73	28
Net increase (decrease) in cash and cash equivalents during the period	50,510	(16,116)	62,121	3,945

Cash and cash equivalents, beginning of period	23,968	29,311	12,357	9,250
Cash and cash equivalents, end of period	$74,478	$13,195	$74,478	$13,195

See accompanying notes to interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended July 5, 2009)
(Tabular amounts in thousands or thousands of US dollars, except share data or unless otherwise noted)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended October 5, 2008.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the third fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

All amounts in the attached notes are unaudited unless specifically identified.

Statement of earnings classification:
Effective the first quarter of fiscal 2009, the Company changed certain classifications of its Statement of Earnings and Comprehensive Income with retrospective application to comparative figures presented for prior periods. These new classifications align the results of operations by function and incorporate presentation requirements under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which has been adopted effective the first quarter of fiscal 2009. Pursuant to the requirements of Section 3031, depreciation expense related to manufacturing activities is now included in cost of sales. The remaining depreciation and amortization expense has been reclassified to selling, general and administrative expenses. Depreciation and amortization expense is therefore no longer presented as a separate caption on the Statement of Earnings and Comprehensive Income. In addition, the Company reclassified certain other items in its Statement of Earnings and Comprehensive Income. Outbound freight to customers, previously classified within selling, general and administrative expenses, is now reported within cost of sales. Also, a new caption is now presented for financial expenses and income, which includes interest income and expenses (including mark-to-market adjustments of interest rate swap contracts), foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts), and other financial charges. Interest expense net of interest income was previously reported as a separate caption, while foreign exchange gains and losses were previously included in cost of sales. Other financial charges were previously reflected in selling, general and administrative expenses. These changes in classification have resulted in a decrease of $19.0 million and $4.1 million in gross profit and selling, general and administrative expenses, respectively, compared to the amounts previously reported for the third quarter of fiscal 2008. The decrease of $19.0 million in gross profit is due to reclassifications of $11.2 million of depreciation and amortization expense, $7.5 million of outbound freight to customers and $0.3 million of foreign exchange gain and other financial income. For the nine months ended July 6, 2008 these changes in classification have resulted in a decrease of $47.5 million and $7.0 million in gross profit and selling, general and administrative expenses, respectively compared to the amounts previously reported. The decrease of $47.5 million in gross profit is due to reclassifications of $32.3 million of depreciation and amortization expense, $15.9 million of outbound freight to customers and $0.7 million of foreign exchange loss and other financial income. There has been no impact on net earnings as a result of these changes in classification.

2. Significant accounting policies:

Except for the adoption of the new accounting standards described in Note 3 below and the Statement of earnings classification changes in Note 1 above, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1(a) and Note 2 of its audited consolidated financial statements for the year ended October 5, 2008.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.29

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. Adoption of new accounting standards:

Inventories:
Effective the commencement of its 2009 fiscal year, the Company adopted CICA Handbook Section 3031, Inventories, which replaces Section 3030, Inventories, and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section, which was issued in June 2007, provides changes to the measurement of, and more extensive guidance on, the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; clarifies that major spare parts not in use should be included in property, plant and equipment; and expands the disclosure requirements to increase transparency. The Company compared the requirements of this new Section with its current measurement and determination of costs and concluded that the new Section did not have a significant impact on the results of operations. The Company previously included and will continue to include the amount of depreciation related to manufacturing activities as a component of the cost of inventories. However, the new Section requires depreciation expense related to inventories which have been sold to be presented in cost of sales. As a result, effective the first quarter of fiscal 2009, depreciation expense related to manufacturing activities has been reclassified to cost of sales. See the section, Statement of earnings classification, in Note 1 above and Note 5 for the new disclosure requirements related to the adoption of Section 3031.

General Standards of Financial Statement Presentation:
Effective the commencement of its 2009 fiscal year, the Company adopted the amendment of CICA Handbook Section 1400, General Standards of Financial Statement Presentation, which is effective for interim periods beginning on or after October 1, 2008 and which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of the amended Section did not have an impact on the interim consolidated financial statements of the Company.

Goodwill and intangible assets:
In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section applies to interim and annual financial statements relating to the Company’s fiscal year beginning on October 6, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Company deferred and amortized plant start-up costs on a straight-line basis over two years. The impact of adopting this Section, on a retrospective basis, is an increase of $0.4 million and $1.3 million in net earnings for the three months and the nine months ended July 6, 2008, respectively, with no change in the reported basic earnings per share and an increase of $0.01 per share in diluted earnings per share for the three months ended July 6, 2008. The reported basic and diluted earnings per share for the nine months ended July 6, 2008 increased by $0.01 per share. The adoption of this Section also resulted in a decrease of $0.8 million and $2.5 million in shareholders’ equity at October 5, 2008 and September 30, 2007, respectively.

Credit risk and the fair value of financial assets and financial liabilities:
On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009 and is applicable to the Company for its second quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the interim consolidated financial statements of the Company.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4. New Accounting Pronouncements:

Business combinations:
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated financial statements and non-controlling interests:
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders' equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

5. Inventories:

Inventories were comprised of the following:

	July 5, 2009	October 5, 2008	July 6, 2008
Raw materials and spare parts inventories	$43,774	$59,742	$54,717
Work in process	29,350	29,086	36,005
Finished goods	266,431	227,344	200,123
Total	$339,555	$316,172	$290,845

The amount of inventory recognized as an expense and included in cost of sales for the three months ended July 5, 2009 was $228.8 million (2008 - $272.0 million), which included an expense of $0.6 million (2008 - $2.6 million), related to the write-down of slow-moving inventory. The amount of inventory recognized as an expense and included in cost of sales for the nine months ended July 5, 2009 was $574.4 million (2008 - $657.7 million), which included an expense of $1.6 million (2008 - $6.9 million) related to the write-down of slow-moving inventory.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-based compensation:

The Company’s Long Term Incentive Plan (the “LTIP”) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (“Treasury RSUs”) and non-dilutive restricted share units (“Non-Treasury RSUs”) to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

	Number	Weighted average
	(in thousands)	exercise price
		(in Canadian dollars)
Options outstanding, October 5, 2008	878	$14.23
Granted	233	23.48
Exercised	(53)	2.54
Forfeited	(41)	30.82
Options outstanding, July 5, 2009	1,017	$16.30

As at July 5, 2009, 603,549 outstanding options were exercisable at the weighted average price of CA$8.11. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of the options granted during the nine months ended July 5, 2009 was $9.24.

Changes in outstanding Treasury RSUs were as follows:

	Number	Weighted average
	(in thousands)	fair value per unit
Treasury RSUs outstanding, October 5, 2008	979	$17.43
Granted	181	11.11
Settled through the issuance of common shares	(315)	8.75
Forfeited	(83)	27.35
Treasury RSUs outstanding, July 5, 2009	762	$18.45

As at July 5, 2009, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense recorded for the three months ended July 5, 2009 was $0.9 million (2008 - $0.6 million), in respect of the Treasury RSUs and stock options. The compensation expense recorded for the nine months ended July 5, 2009 was $2.2 million (2008 - $2.1 million), in respect of the Treasury RSUs and stock options. The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are reclassified to share capital.

Changes in outstanding Non-Treasury RSUs were as follows:

Number
(in thousands)
Non-Treasury RSUs outstanding, October 5, 2008	99
Granted	106
Settled	(2)
Forfeited	(16)
Non-Treasury RSUs outstanding, July 5, 2009	187

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-based compensation (continued):

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount will be based on the Company’s stock price at the vesting date. As at July 5, 2009, the weighted average fair value per non-Treasury RSU was $14.28. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As at July 5, 2009, none of the awarded and outstanding non-Treasury RSUs were vested.

The compensation expense (recovery) recorded for the three months ended July 5, 2009 was $0.5 million (2008  - $(0.1) million) in respect of the non-Treasury RSUs. The compensation expense recorded for the nine months ended July 5, 2009 was $0.3 million (2008 - $0.4 million), in respect of the non-Treasury RSUs. The counterpart has been recorded in accounts payable and accrued liabilities.

7. Guarantees:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at July 5, 2009, the maximum potential liability under these guarantees was $12.5 million, of which $4.8 million was for surety bonds and $7.7 million was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates up to fiscal 2010, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at July 5, 2009, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

8. Restructuring and other charges and assets held for sale:

	Three months ended		Nine months ended
	July 5,	July 6,	July 5,	July 6,
	2009	2008	2009	2008

Gain on disposal of long-lived assets	$(68)	$(38)	$(653)	$(366)
Asset impairment loss and write-down of assets held for sale	621	1,700	1,221	1,700
Employee termination and other benefits	1,646	400	2,099	400
Other exit costs	2,154	227	2,754	2,195
	$4,353	$2,289	$5,421	$3,929

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. In fiscal 2008, the Company announced the planned consolidation of its Haiti sewing operation which was finalized in the first half of fiscal 2009, and the planned phase out of sock finishing operations in the U.S., which was finalized in the third quarter of fiscal 2009. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.

Restructuring and other charges for the third quarter of fiscal 2009 were $4.4 million (2008 - $2.3 million). For the nine months ended July 5, 2009, restructuring and other charges totalled $5.4 million (2008 - $3.9 million) which included $3.2 million for the closure of the Company's U.S. sock finishing operations in the third quarter, and $2.2 million relating to facility closures that occurred in previous fiscal years, including employee termination and other benefits, carrying costs and asset write-downs relating to assets held for sale, net of a gain of $0.7 million on the disposal of equipment. Restructuring charges for the nine months ended July 6, 2008 of $3.9 million include $2.1 million recorded in the third quarter relating to the consolidation of the Company's Haiti sewing operation, and $1.8 million relating to facility closures which occurred in previous fiscal years, primarily for carrying and dismantling costs associated with assets held for sale, net of a gain on disposal of assets held for sale of $0.4 million.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. Restructuring and other charges and assets held for sale (continued):

Assets held for sale of $6.5 million as at July 5, 2009 (October 5, 2008 - $10.5 million; July 6, 2008 - $12.6 million) include property, plant and equipment relating to the closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred during fiscal 2009 and until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

9. Earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 5,	July 6,	July 5,	July 6,
	2009	2008	2009	2008
Basic earnings per share:
Basic weighted average number of common shares outstanding	120,911	120,492	120,761	120,462
Basic earnings per share	$0.34	$0.45	$0.44	$1.03
Diluted earnings per share:
Basic weighted average number of common shares outstanding	120,911	120,492	120,761	120,462
Plus dilutive impact of stock options and Treasury RSUs	572	1,130	596	1,181
Diluted weighted average number of common shares outstanding	121,483	121,622	121,357	121,643
Diluted earnings per share	$0.34	$0.45	$0.44	$1.02

Excluded from the above calculation for the three months ended July 5, 2009 are 444,920 stock options (2008 –123,565) and 168,192 Treasury RSUs (2008 – nil) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended July 5, 2009 are 456,694 stock options (2008 – 81,968) and 280,411 Treasury RSUs (2008 – nil) which were deemed to be anti-dilutive.

10. Other information:

(a) Supplemental cash flow disclosure (continued):
	Three months ended		Nine months ended
	July 5,	July 6,	July 5,	July 6,
	2009	2008	2009	2008
Cash paid during the period for:
Interest	$446	$1,459	$1,790	$6,515
Income taxes	1,775	461	27,945	2,799

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Other information (continued):

(a) Supplemental cash flow disclosure (continued):
	July 5, 2009	October 5, 2008	July 6, 2008
		(audited)
Balance of non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	$1,535	$1,720	$500
Proceeds on disposal of long-lived assets in other assets	978	1,382	1,477
Proceeds on disposal of long-lived assets in accounts receivable	542	-	1,380
Business acquisition in accounts payable and accrued liabilities	1,196	1,196	-

Non-cash ascribed value credited to share capital from issuance of Treasury RSUs	2,759	190	126

Cash and cash equivalents consist of:
Cash balances with banks	$69,647	$8,068	$10,237
Short-term investments, bearing interest at rates up to 0.18% at July 5, 2009, up to 2.22% at October 5, 2008 and up to 0.78% at July 6, 2008	4,831	4,289	2,958
	$74,478	$12,357	$13,195

(b)

Depreciation and amortization:

	Three months ended		Nine months ended
	July 5,	July 6,	July 5,	July 6,
	2009	2008	2009	2008
Depreciation and amortization of property, plant and equipment and intangible assets	$16,292	$14,883	$48,417	$41,895
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	1,151	2,544	(4,265)	377
Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$17,443	$17,427	$44,152	$42,272

Consists of:
Depreciation of property, plant and equipment	$16,636	$16,399	$41,588	$39,750
Amortization of intangible assets	799	1,017	2,398	2,491
Amortization of deferred financing costs and other	8	11	166	31
Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$17,443	$17,427	$44,152	$42,272

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Other information (continued):

(c)

The Company recorded bad debt expense of $0.7 million (2008 – $2.5 million) for the three months ended July 5, 2009 and $3.1 million (2008 – $2.5 million) for the nine months ended July 5, 2009. Bad debt expense is included in selling, general and administrative expenses in the interim consolidated statements of earnings and comprehensive income.

(d)

The Company expensed $1.4 million (2008 - $1.7 million) in cost of sales for the three months ended July 5, 2009, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. The expense for the nine months ended July 5, 2009 was $5.4 million (2008 - $4.5 million).

11. Financial instruments:

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled “Financial Risk Management” of the Management’s Discussion and Analysis of the Company’s operations, performance and financial condition as at and for the three months and nine months ended July 5, 2009, which is included in the Gildan Q3 2009 Quarterly Report to Shareholders along with these interim consolidated financial statements. Accordingly, these disclosures are incorporated into these interim consolidated financial statements by cross-reference.

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable, the restricted cash related to the acquisition of Prewett, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair value of forward foreign exchange and interest rate swap contracts was determined using observable market inputs.

(a) Financial expense (income), net:

	Three months ended		Nine months ended
	July 5,	July 6,	July 5,	July 6,
	2009	2008	2009	2008
Interest expense (i)	$248	$1,204	$1,615	$6,065
Bank and other financial charges	206	254	713	738
Foreign exchange (gain) loss (ii)	(1,968)	(331)	(3,632)	642
	$(1,514)	$1,127	$(1,304)	$7,445

(i) Interest expense:

	Three months ended		Nine months ended
	July 5,	July 6,	July 5,	July 6,
	2009	2008	2009	2008
Interest expense on long-term debt	$402	$1,294	$1,663	$6,357
Interest (credit) expense on short-term indebtedness	(28)	4	117	38
Interest income on held-for-trading financial assets	(122)	(106)	(153)	(349)
Interest income on loans and receivables	(20)	(20)	(60)	(60)
Other interest expense	16	32	48	79
	$248	$1,204	$1,615	$6,065

Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in other assets.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Financial instruments (continued):

(ii) Foreign exchange (gain) loss:

	Three months ended		Nine months ended
	July 5,	July 6,	July 5,	July 6,
	2009	2008	2009	2008
Gain relating to financial assets and liabilities, and income taxes payable	$(515)	$(146)	$(4,936)	$(1,547)
Unrealized (gain) loss relating to the fair value of forward foreign exchange contracts	(1,925)	(887)	805	1,142
Realized loss relating to forward foreign exchange contracts	472	702	499	1,047
	$(1,968)	$(331)	$(3,632)	$642

(b) Forward foreign exchange contracts:

The following table summarizes the Company’s derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at July 5, 2009 and October 5, 2008:

		Notional foreign	Average	Notional US	Carrying and fair value
July 5, 2009	Maturity	currency amount	exchange rate	equivalent	Asset	Liability
Buy CAD/Sell USD	0-6 months	24,420	0.8546	$20,869	$508	$(372)

		Notional foreign	Average	Notional US	Carrying and fair value
October 5, 2008	Maturity	currency amount	exchange rate	equivalent	Asset	Liability
Buy CAD/Sell USD	0-6 months	5,483	0.9302	$5,100	$-	$-
Buy EUR/Sell GBP	0-6 months	962	1.3740	1,322	-	-
Sell EUR/Buy USD	0-6 months	5,650	1.4591	8,244	472	-
Sell GBP/Buy USD	0-6 months	2,951	1.9177	5,659	457	-
				$20,325	$929	$-

(c) Interest rate swap contracts:

During the second quarter of fiscal 2009, the Company entered into interest rate swap contracts to fix the variable portion (LIBOR excluding the applicable margin) on a portion of the borrowings under the revolving long-term credit facility. As at July 5, 2009, the interest rate swap contracts were reported at fair value. The fair value of these contracts is included in accounts payable and accrued liabilities. Changes in the fair value of these contracts are included in earnings. The Company elected not to apply hedge accounting for these derivatives. The following table summarizes the outstanding interest rate swap contracts reflecting the applicable variable interest rates in effect as at July 5, 2009:

Notional		Receive LIBOR	Pay fixed	Carrying and fair value
principal amount	Maturity	interest rate	interest rate	Asset	Liability
$ 25,000	0-6 months	0.32%	0.82%	$-	$(14)

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. Contingencies:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.

The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by Gildan and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, Gildan and the other defendants filed a response to plaintiffs’ motion seeking reconsideration, for which a decision is pending.

In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion.

The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim consolidated financial statements.

13. Segmented information:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

	Three months ended		Nine months ended
	July 5,	July 6,	July 5,	July 6,
	2009	2008	2009	2008

The company has two customers accounting for at least 10% of total net sales:
Company A	20.0%	25.1%	18.1%	23.2%
Company B	9.4%	11.4%	15.9%	12.4%

Net sales were derived from customers located in the following geographic areas:
United States	$274,051	$338,130	$666,835	$833,230
Canada	11,582	19,604	23,167	42,217
Europe and other	22,164	23,040	46,597	49,547
	$307,797	$380,774	$736,599	$924,994

Net sales by major product group:
Activewear and underwear	$258,059	$305,910	$554,754	$704,030
Socks	49,738	74,864	181,845	220,964
	$307,797	$380,774	$736,599	$924,994

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. Segmented information (continued):

	July 5, 2009	October 5, 2008	July 6, 2008
Property, plant and equipment by geographic area are as follows:		(audited)
Caribbean Basin and Central America	$325,333	$325,670	$321,613
United States	71,281	83,264	80,486
Canada and other	25,513	27,582	24,682
	$422,127	$436,516	$426,781

Goodwill and intangible assets relate to acquisitions located in the United States.

14. Income taxes:

The income tax recoveries of $5.8 million and $5.0 million for the three-month and nine-month periods ended July 5, 2009, respectively, include the recognition of previously unrecorded tax benefits in the amount of $5.6 million relating to prior taxation years and an income tax recovery of $1.0 million relating to restructuring and other charges.

15. Comparative figures:

Certain comparative figures have been reclassified in order to conform with the current period’s presentation.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.39